March 9, 2007

Via Facsimile at (212) 403-2000 and U.S. Mail

Edward D. Herlihy, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019

**Re: MacDermid, Incorporated (the "Company")
Schedule 13E-3 Amendment No. 1
File No. 005-15786
Schedule PREM14A
File No. 001-13889
Filed February 27, 2007 by MacDermid et al.**

Dear Mr. Herlihy:

We have the following comments on the above referenced filings.

Schedule 14A

General

1.   Marked copies of the proxy amendment were not filed as required by Rule 14a-6(h). Please ensure that the amended proxy statement filed on February 27, 2006 will comply with this requirement. In addition, please confirm that future filings will comply with this filing requirement.

2.   We note the response to prior comment number four. Revise the proxy statement to affirmatively disclose the names of the natural persons and entities who have been identified as the participants are in this proxy solicitation. See Item 4(a)(1) and (2) of Schedule 14A. In addition, provide the balance of the disclosure required by Item 4(a).

3.   The cover page of the Schedule 14A only indicates that the registrant is filing the proxy statement. Advise us, with a view toward revised disclosure, why the participants have not been identified on the cover page of Schedule 14A as persons other than the issuer filing the proxy statement.

4.   We have reviewed the response and amended disclosure provided in reply to comment number 12. Advise us, with a view toward revised disclosure, how the filing persons other than MacDermid, complied with prior comment number 12. *See* Instruction 2 to Item 1014(b) of Regulation M-A. In addition, please advise, with a view toward revised disclosure, how MacDermid addressed MacDermid's going concern value as it relates to MacDermid's substantive fairness determination.

Closing Comments

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with black-lined copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information and file such letter on EDGAR. Detailed cover letters greatly facilitate our review.

      Please understand that we may have additional comments after reviewing your amended filings and responses to our comments. If you have any questions, please contact me at (202) 551-3267 or by facsimile at (202) 772-9203. In my absence, you may contact Nicholas Panos, Special Counsel, Office of Mergers and Acquisitions.

Very truly yours,

Julia E. Griffith
Special Counsel
Office of Mergers and
Acquisitions